

DB

19007691

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66296

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/18___ AND ENDING___12/31/18___
                                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Emerson Equity LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

155 Bovet Road, Suite 725, San Mateo, CA 94402
                                                  (No. and Street)

San Mateo	California	94402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dominic Baldini   650.312.0202
                                                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner Amper LLP
                                      (Name – *if individual, state last, first, middle name*)

One California, Suite 1700	San Francisco	CA	94111
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

~ 2019

Washington, DC

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC Mail Processing

MAR 01 2019

Washington, DC

PM

OATH OR AFFIRMATION

I, _____Dominic Baldini_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Emerson Equity LLC_____ , as of _____December 31_____ , 20_18___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

See attached California
Acknowledgement,
Date 𝟎𝟐 . 𝟐𝟔 . 𝟐𝟎𝟏𝟗
        R𝟛

_____
Signature

Managing Member
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ACKNOWLEDGMENT

State of California
County of ___San Mateo_____)

On __FEBRUARY 20, 2019__ before me, ___Rory Brennan, Notary Public,_____
(insert name and title of the officer)

personally appeared __DOMINIC JULIO BALDIN_____,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature ___Rory Brennan___ (Seal)



RORY BRENNAN
COMM. # 2197996
NOTARY PUBLIC • CALIFORNIA
SAN MATEO COUNTY
My commission expires June 16, 2021

EISNERAMPER

EisnerAmper LLP
One California Street, Suite 1700
San Francisco, CA 94111
T 415.974.6000
F 415.974.5488
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Emerson Equity LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Emerson Equity LLC (the "Company") as of December 31, 2018, and the related statements of operations, changes in members' equity and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Information

The information contained in Schedules I, II, III, and IV (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in Schedules I, II, III, and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

EisnerAmper LLP

We have served as the Company's auditor since 2012. Partners of Harb, Levy & Weiland LLP ("HLW") joined EisnerAmper LLP in 2012. HLW had served as the Company's auditor since 2004.

EISNERAMPER LLP
San Francisco, California
February 27, 2019



EMERSON EQUITY LLC
Statement of Financial Condition
December 31, 2018

Assets

Cash	$	1,257,842
Deposit with clearing broker		100,000
Accounts receivable		1,090,562
Prepaid expenses		616
Other Assets		69,043
Total assets	$	2,518,063

Liabilities and Members' Equity

Accounts payable and accrued expenses	$	1,073,745
Members' equity		1,444,318
Total liabilities and members' equity	$	2,518,063

EMERSON EQUITY LLC
Statement of Operations
Year Ended December 31, 2018

Revenues:

Commissions	$	27,332,007
Investment advisory fees		503,395
Revenue from sale of investment company shares		391,234
Other income		1,176,821
Total revenues		29,403,457

Expenses:

Commissions - Registered Representatives and other Broker Dealers	25,896,153
General and administrative	563,161
Professional fees	1,023,443
Rent	66,067
Insurance	57,895
Total expenses	27,606,719

Net income	$	1,796,738

Emerson Equity
Statement of Changes in Members' Equity
Year Ended December   31, 2018

Members' Equity, beginning of the year	$	1,442,282
Net Income		1,796,738
Distributions		(1,794,702)
Members' Equity, end of the year	$	1,444,318

EMERSON EQUITY LLC
Statement of Cash Flows
Year Ended December 31, 2018

Cash flows from operating activities:

Net income	$	1,796,738
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Decrease in accounts receivable		1,626,400
Decrease in prepaid expenses		1,104
Decrease in Other Assets		17,262
Decrease in accounts payable		(1,382,696)
Total adjustments		262,070
Net cash provided by operating activities		2,058,808
Cash Flows from Financing Activities		
Distributions		(1,794,702)
Net Cash used in Financing Activities		(1,794,702)
Net increase in cash		264,106
Cash, beginning of year		993,736
Cash, end of year	$	1,257,842

1. Business and Summary of Significant Accounting Policies

Business

Emerson Equity LLC (the "Company") is a California limited liability company formed on October 10, 2003. The Company is registered with the Securities and Exchange Commission ("SEC") as a fully disclosed securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc.

As a limited liability company, the members' liability is limited to the amount reflected in the members' capital account.

The Company operates under a clearing broker agreement with Pershing, LLC ("Pershing"), whereby the Company introduces certain brokerage accounts to Pershing and Pershing provides clearing services to such accounts on a fully disclosed basis.

Cash and Deposit with Clearing Broker

The Company maintains its cash in a bank deposit account that at times may exceed federally insured limits. The Company also maintains cash and a clearing deposit with its clearing broker that are not federally insured. The Company has not experienced any losses in such accounts.

Revenue from contracts with customers

Effective January 1, 2018, the Company adopted ASU 2014-09, "Revenue from Contracts with Customers" using the modified retrospective transition method, which did not result in a cumulative-effect adjustment at the date of adoption since the amount of adjustment of contract balances was immaterial to the financial statements as a whole. The implementation of this new standard had no material impact on the Company's financial statements for the year ended December 31, 2018.

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised goods or services to customers. A good or service is transferred to a customer, when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the

Company expects to be entitled in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of our past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influences, such as market volatility or the judgment and actions of third parties.

The company earns revenue from contracts with customers. The following provides detailed information on the recognition of the Company's revenue from contracts with customers.

Commissions and revenue from sale of investment company shares

The Company earns commissions from transactions in securities and sale of investment company shares. Commissions and revenue from sale of investment company shares is recorded on a trade date basis as reported by the clearing broker, the investment company, escrow agent and/or third parties. The Company believes the performance obligations is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. The Company is primarily responsible for fulfilling the promise (i.e., acts in a principal capacity) to find purchasers for securities to be sold. Although the Company relies on its broker representatives to perform the services promised to the customer, it is the Company that is responsible for ensuring that the services are performed and are acceptable to the customer.

Investment Advisory Fees

Investment advisory fees are accrued monthly as earned, and received quarterly, in accordance with the terms of the investment advisory contracts, as reported by the clearing broker. The Company believes the performance obligation for providing investment advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management.

Other Income

Other income consists primarily of income arising from providing marketing and consulting services to investment companies under a placement agent agreement. Revenue is recognized upon completion of the promised services to the investment companies in an amount that reflects the consideration expected to be received in exchange for those services.

Contract Balances

The Company records receivables when revenue is recognized prior to payment and it has an unconditional right to payment. The timing of revenue recognition may differ from the timing of customer payments. Alternatively, when payment precedes the position of this related services, the Company records deferred revenue until the performance obligation is satisfied. There were no material contract assets or deferred revenue at December 31, 2018.

Contract Costs

Direct incremental costs to obtain a contract of fulfill a contract are evaluated under the criteria for capitalization on a contract-by-contract basis. There were no capitalized contract costs at December 31, 2018.

Significant Judgments

The recognized and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time and when to recognize revenue based on the appropriate measure of the Company's progress under the contract.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases. The objective of the update is to increase transparency and comparability among organizations by recognizing lease assets and liabilities on the balance sheet for leases with a lease term of more than 12 months. In addition, the update will require additional disclosures regarding key information about leasing arrangements. Under existing guidance, operating leases are not recorded as lease assets and lease liabilities on the balance sheet. The Company expects that there will be no impact on the adoption of this accounting guidance on its financial statements.

Accounts Receivable

Accounts Receivable primarily include commission and other revenue receivables. The company believes that all amounts are fully collectable as of December 31, 2018.

Accounting for Income Taxes

No provision for federal or state income taxes has been made since the Company is treated as a disregarded entity for income tax purposes and its income is allocated to the members for inclusion in the members' income tax returns. Management has concluded that the

Company is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no

provision for income taxes is reflected in the accompanying financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2.   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $1,212,386, which was $1,112,386 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was .89 to 1.

3.   Financial Instruments Not carried at Fair Value:

The following table presents the carrying values and estimated fair values as of December 31, 2018, of financial assets and liabilities, that are carried at fair value on a recurring basis, and information is provided on their classification within the fair value hierarchy.

	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
Assets:					
Cash	1,257,842	1,257,842			1,257,842
Deposit with Clearing Broker	100,000		100,000		100,000
Accounts Receivables	1,090,562		1,090,562		1,090,562
Other Assets	69,659		69,659		69,659
Totals:	$2,518,063	$1,257,842	$1,260,221	$—	$2,518,063
Liabilities:					
Accounts Payable, accrued Expenses, and other liabilities	1,073,745		1,073,745		1,073,745
Totals:	$1,073,745	$—	$1,073,745	$—	$1,073,745

4. Indemnification

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant to such contracts.

5. Related Party Transactions

The Company subleases its office premises on a month-to-month basis from its managing member. Total rent expense under the sublease was $64,728 for the year ended December 31, 2018. The managing member rents the premises under a long-term lease that expires in September 2020. The future minimum lease payments that the managing member is required to pay under the lease ranges from approximately $65,000 per year to $68,000 per year through September 2020.

During 2018, the Company paid commissions totaling $2,127,550 to registered representatives who are affiliated with the Company, which is included in commission expense in the accompanying statement of operations.

The Company generated approximately $5,704,610 from an entity in which one of its registered representatives is a principal. The Company paid $892,839 to such registered representative related to this commission income.

The company generated approximately $17,500 of investment advisory fees from a customer who is related to the managing member.

6. Concentration

During the year ended December 31, 2018, the Company earned 51.50% of its total revenue from five customers.

7. Subsequent Event

In January and February 2019, the Company made distributions totaling $218,000 to the Managing Member.

SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT PART IIA

BROKER OR DEALER: <u>EMERSON EQUITY LLC</u>   as of   <u>December 31, 2018</u>

1. Total ownership equity from Statement of Financial Condition...	$ 1,444,318	3480	
2. Deduct ownership equity not allowable for Net Capital..	( )	3490	
3. Total ownership equity qualified for Net Capital...	1,,444,318	3500	
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital................		3520	
B. Other (deductions) or allowable credits (List)..		3525	
5. Total capital and allowable subordinated liabilities..	1,444,318	3530	

6. Deductions and/or charges:

A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)...	231,932	3540		
B. Secured demand note delinquency......................................		3590		
C. Commodity futures contracts and spot commodities – proprietary capital charge.		3600		
D. Other deductions and/or charges.........................		3610	(231,932)	3620
7. Other additions and/or allowable credits (List)...				3630
8. Net capital before haircuts on securities positions..			1,212,386	3640

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):

A. Contractual securities commitments...		3660		
B. Subordinated securities borrowings..		3670		
C. Trading and investment securities:				
1. Exempted Securities...		3735		
2. Debt securities..		3733		
3. Options..		3730		
4. Other securities...		3734		
D. Undue Concentration..		3650		
E. Other (List)...		3736		3740
10. Net Capital..			$ 1,212,386	3750

OMIT PENNIES

Non-allowable assets:	
Accounts receivable	162,273
Prepaids and other assets	69,659
Total	<u>231,932</u>

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: <u>EMERSON EQUITY LLC</u>   as of   <u>December 31, 2018</u>

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6 2/3% of line 19)..	71,583	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A).....................................	100,000	3758
13. Net capital requirement (greater of line 11 or 12)	100,000	3760
14. Excess net capital (line 10 less 13)..	1,112,386	3770
15. Net capital less greater of 10% of line 19 of 120% of line 12..	1,092,386	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition...	1,073,744	3790

17. Add:

A. Drafts for immediate credit.. $	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited... $	3810		
C. Other unrecorded amounts (List).. $	3820		3830

19. Total Aggregate indebtedness...	1,073,744	3840
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)...........................	88.56%	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d).........................	0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirement pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers of dealers and consolidated subsidiaries debits...	3970
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement or subsidiaries computed in accordance with Note (A)..	3880
24. Net capital requirement (greater of line 22 or 23)...	3760
25. Excess capital (line 10 or 24)...	3910
26. Net capital excess of the greater of: A. 5% of combined aggregate debit items or $120,000...	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6 2/3% of aggregated indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

EMERSON EQUITY LLC
Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
December 31, 2018

The Company claims an exemption under Rule 15c3-3(k)(2)(i) and (ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.

EMERSON EQUITY LLC
Information Relating to the Possession
Or Control Requirements Under Rule 15c3-3
December 31, 2018

The Company claims an exemption under Rule 15c3-3(k)(2)(i) and (ii) and therefore is not subject to the possession or control provisions of Rule 15c3-3.

EMERSON EQUITY LLC
Reconciliations Pursuant to Rules 15c3-1 and 15c3-3
December 31, 2018

1. Reconciliation of Computation of Net Capital to Respondent's Computation

The reconciliation between Schedule I and the respondent's computation is as follows:

	Net Capital	Aggregate Indebtedness	Percentage
Computation per respondent	$1,212,386	$ 1,073,744	88.56%
Computation per Schedule I	1,212,386	1,073,744	88.56%
Differences	$ -	$ -	

2. Reconciliation of Computation of Reserve Requirements to Respondent's Computations

The Company claims an exemption under Rule 15c3-3(k)(2)(i) and (ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.

EISNERAMPER

EisnerAmper LLP
One California Street, Suite 1700
San Francisco, CA 94111
T 415.974.6000
F 415.974.5488
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Emerson Equity LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Emerson Equity LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) and (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

EisnerAmper LLP

EISNERAMPER LLP
San Francisco, California
February 27, 2019



Exemption Report

Emerson Equity (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 CFR 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following.

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3k(2)(i) and (ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k) throughout the most recent fiscal year without exception.

Emerson Equity LLC
_____

Name of Company

I, Dominic Baldini, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Managing Member

Date: February 24, 2019

EISNERAMPER

EisnerAmper LLP
One California Street, Suite 1700
San Francisco, CA 94111
T 415.974.6000
F 415.974.5488
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members of
Emerson Equity LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, and were agreed to by Emerson Equity LLC (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2018. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2018, noting a difference of $52,307;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

EisnerAmper LLP

EISNERAMPER LLP
San Francisco, California
February 27, 2019



SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
14*15*******2889***************MIXED AADC 220
66296   FINRA    DEC
EMERSON EQUITY LLC
155 BOVET RD STE 725
SAN MATEO, CA 94402-3155
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 36,193.19

   B. Less payment made with SIPC-6 filed (exclude interest)   (12,591.00)

$12,262.96 (7.30.19), $328.04 (2.28.19)
Date Paid

   C. Less prior overpayment applied   ( )

   D. Assessment balance due or (overpayment)

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $ 23,602.19

   G. **PAYMENT:** √ the box
     Check mailed to P.O. Box ☑ Funds Wired ☐   ACH ☐ $ 23,602.19
     Total (must be same as F above)

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Emerson Equity LLC
(Name of Corporation, Partnership or other organization)

.7.70J-
(Authorized Signature)

FINOP
(Title)

Dated the 31st day of January, 20 19.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Dates:
   Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2018
and ending 12/31/2018

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)

$ 29,351,150

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

29,351,150

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

632,616

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

4,589,741

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.

$_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5. Code 3960).

$_____

Enter the greater of line (i) or (ii)

Total deductions

5,222,357

2d. SIPC Net Operating Revenues

$ 24,128,793

2e. General Assessment @ .0015

$ 36,193.19

(to page 1, line 2.A.)

2

EMERSON EQUITY LLC

FINANCIAL STATEMENTS
TOGETHER WITH SUPPORTING
SCHEDULES AND AUDITORS REPORT

DECEMBER 31, 2018